[Letterhead of Eversheds Sutherland (US) LLP]

November 5, 2021

Kieran G. Brown, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Runway Growth Finance Corp., et. al. (File No. 812-14941)
Form APP WD: Request for Withdrawal of Application

Dear Mr. Brown:

Runway Growth Finance Corp. (formerly known as Runway Growth Credit Fund Inc.), et. al. (the “Applicants”) filed an application on August 23, 2018, as amended on November 21, 2019, May 14, 2020 and October 21, 2020, for an order pursuant to Sections 12(d)(1)(J), 57(c), 57(i) and 60 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

cc:	R. David Spreng, Runway Growth Credit Fund Inc. Thomas B. Raterman, Runway Growth Credit Fund Inc. Stephani M. Hildebrandt, Esq. Anne G. Oberndorf, Esq.